September 2006

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Hey, is that Dad's heart?

Intelligent wristwatch allows unobtrusive monitoring of seniors’ health

Although elderly people acknowledge that they can be extremely vulnerable in certain situations, they are understandably reluctant to give up their independence – something that may be inextricably linked to pride and self-esteem.

Enter Exmovere LLC, a leader in physiological sensor technologies, which recently announced plans to launch a new Bluetooth-enabled biosensor wristwatch service called “Exmocare”, designed to augment medical supervision of the elderly.

Says company president David Bychkov: “Exmocare enables elderly people to live, travel and even drive on their own, with their families or loved ones having the additional comfort level of receiving nearly real-time data about their heart-rate, activity and even emotions. Our wristwatch system will let them know immediately if something’s out of the ordinary with their loved one.”

The wristwatch monitors its wearer’s pulse, heart rate variability, skin conductance, skin temperature, and level of activity via built-in GPS and an accelerometer to determine whether the subject is active, inactive or sedentary. (In other words, the offspring of a bungy-jumping senior will immediately be alerted to the fact that dad has just leapt off the Gouritz River bridge.)

It can also be used for rudimentary assessments of emotional states, providing data on when its elderly wearer is tranquil, relaxed, calm, alert, upbeat, full of anticipation, down, worried, stressed, agitated or overstressed. The emotional data monitored and reported by the Exmocare wristwatch is based upon established algorithms and calculations relied upon in the fields of neuropsychology and biofeedback, says the company, and has reportedly yielded accurate results (with a 25 per cent margin of error) in internal testing.

But the technology has applications that go way beyond the care of the elderly – for example, in government agencies, and in the military.

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Each wristwatch includes Windows, Windows Mobile and/or Pocket PC-compatible software, processing user-configured alerts to families and care providers by SMS, e-mail and/or instant messenger. Easy-to-interpret taskbar emoticons and graphs in each care provider account display changes in the wearer’s emotional and physical activity.

The company makes the point that its products are not intended to diagnose, treat or prevent any disease or condition.

website address:  http://74.125.93.132/search?q=cache:W1aBMIOzw2AJ:www.popularmechanics.co.za/content/tech/singlepage.asp%3Ffid%3D429%26pno%3D1+%22Popular+Mechanics 22+Exmocare+wristwatch&cd=1&hl=en&ct=clnk&gl=us

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